United States securities and exchange commission logo





                             October 9, 2020

       Pierre M. Henry
       Chief Financial Officer
       Trine Acquisition Corp.
       405 Lexington Avenue, 48th Floor
       New York, NY 10174

                                                        Re: Trine Acquisition
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed September 15,
2020
                                                            File No. 333-248803

       Dear Mr. Henry:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed September 15, 2020

       Cover Page

   1. Please disclose the estimated exchange ratio of Trine Class A common shares for each
                                                        Desktop Metal common
share and preferred share.
   2. Please disclose the equity financing occurring in connection with the business combination.
 Pierre M. Henry
FirstName  LastNamePierre M. Henry
Trine Acquisition Corp.
Comapany
October    NameTrine Acquisition Corp.
        9, 2020
October
Page  2 9, 2020 Page 2
FirstName LastName
Questions and Answers
Questions and Answers About Trine's Special Stockholder Meeting
What Vote is Required to Approve Each Proposal at the Special Meeting?, page x

3. You disclose that the Sponsor and Trine's directors and officers have agreed to vote shares representing 20% of the aggregate voting power of the common stock. Please clarify whether the Sponsor or Trine's directors and officers currently own any Public Shares and, if so, revise to the disclose the aggregate number of Public Shares they own. Furthermore, since the business combination proposal requires only the affirmative vote of the majority of the votes cast by Trine stockholders, also discuss how the voting requirement and voting agreement make it more likely the business combination will be approved. For example, discuss the percentage of shares not subject to the voting agreement that would be required to approve the business combination proposal if only a quorum of Trine shares are present.
Summary, page 1

4. Please disclose the percentage ownership in the company following the business combination by the various stakeholders, such as Trine's public stockholders, Trine's
         Initial Stockholders, Desktop Metal's common stockholders, Desktop Metal's preferred shareholders and the Subscribers to the private financing.
Unaudited Historical Comparative and Pro Forma Combined Per Share Data of Trine and
Desktop Metal, page 20

5. Revise to disclose, in comparative columnar form, historical and pro forma per share data of the registrant and historical and equivalent pro forma per share data for Desktop for book value per share and net loss per share - basic and diluted pursuant to Item 3(f) of
         Form S-4. Revise to provide a note to the table that explains why cash dividends declared are not presented. Disclose the pro forma net book value per share and the equivalent pro forma per share amounts assuming the minimum redemptions and maximum redemptions pursuant to Item 14(b)(10) of Schedule 14A. For guidance refer to Instruction 2 to paragraphs (b)(8), (b)(9) and (b)(10).
Risk Factors
The Proposed Charter will provide that the Court of Chancery..., page 58

6. This risk factor states that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act. However,
         Article XI of your proposed bylaws appears to designate the federal district courts of the
         U.S. as the exclusive forum for claims arising under the Securities Act. Please revise your risk factor to clarify this. Additionally, please revise to clarify that there is uncertainty as to whether a court would enforce this federal exclusive forum provision since Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all
 Pierre M. Henry
FirstName  LastNamePierre M. Henry
Trine Acquisition Corp.
Comapany
October    NameTrine Acquisition Corp.
        9, 2020
October
Page  3 9, 2020 Page 3
FirstName LastName
         suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Lastly, please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Unaudited Pro Forma Condensed Combined Financial Information, page 61

7. Please revise the pro forma balance sheet and statement of operations to first present Trine
         (Historical) followed by the minimum and maximum redemption assumptions to derive a column for Trine after the minimum and maximum redemption assumptions followed by the Desktop (Historical) column to derive Pro Form Combined columns assuming each of the minimum and maximum assumptions.
Proposal No. 4 - The Governance Proposal, page 88

8. You disclose that you are separately presenting these proposals in accordance with SEC guidance. Please revise to clarify that you are giving shareholders the opportunity to present their separate views on important corporate governance provisions.
Security Ownership of Certain Beneficial Owners and Management of Trine, page
119

9. We note that you disclose the beneficial ownership of Trine and Desktop Metal before the transaction. Please present expected beneficial ownership following the consummation of the transaction under both no redemption and maximum redemption scenarios.
Information About Desktop Metal
Company Overview, page 122

10. You disclose your announced additive manufacturing systems in this section and note that only one of four solutions, Studio System, is commercially available. Please revise to disclose the developmental status of your solutions that are not yet commercially available and clarify whether you have begun to accept orders for these solutions. Additionally, as it appears that you have generated substantially all of your revenues to date from a single solution, please consider adding a risk factor that discusses the risks resulting from your dependence on a single solution.
Legal Proceedings, page 138

11. You disclose an arbitration proceeding initiated by Markforged, Inc., a competitor. Please revise to disclose the date this proceeding was initiated and the relief sought by
         Markforged. See Item 103 of Regulation S-K.
Desktop Metal's Management's Discussion and Analysis of Financial Condition... Key Factors Affecting Operating Results, page 153

12. You disclose that, to date, most of your revenue has been generated by sales of Studio
         System. Please revise to quantify the percentage of your revenue generated by sales of
         Studio System for each period presented in your financial statements. Pierre M. Henry
FirstName  LastNamePierre M. Henry
Trine Acquisition Corp.
Comapany
October    NameTrine Acquisition Corp.
        9, 2020
October
Page  4 9, 2020 Page 4
FirstName LastName
Results of Operations
Comparison of the Six Months Ended June 30, 2020 and 2019, page 156

13. You state that product revenue decreased 60% period-over-period because you sold fewer systems during the six months ended June 30, 2020 as compared to the six months ended
         June 30, 2019. In order to provide additional context, please revise to quantify the number of systems sold in each period presented in your financial statements.
14. Refer to your discussion of revenues by geographic region. We note that revenue increased in the APAC region from 2019 to 2020, but the narrative states that fewer systems were sold in the APAC region. Please revise to explain the reason for the increase in APAC region revenues from 2019 to 2020.
15. Refer to your discussion of Sales and Marketing expense on page 158. Please expand the discussion of revenues to address the impact on revenues for the periods presented due to the shift toward a reseller model as compared to the prior sales agent model.
Liquidity and Capital Resources, page 162

16. Please expand the discussion of the amount of cash you expect to have on hand to also discuss the assumption of maximum redemptions by Trine Stockholders. The Business Combination
Unaudited Prospective Financial Information of Desktop Metal, page 178

17. We note that you refer to "Forward-Looking Statements" and "Risk Factors" for matters related to variables and assumptions used in the prospective financial information. Please expand the disclosure on page 179 to include a description of the basis for material assumptions underlying the projections, including revenue growth rate and any other significant assumptions.
Background of the Business Combination, page 180

18. Please expand the disclosure of the parties' negotiations of the business combination and related transactions to discuss the negotiations of the specific, material terms proposed in the Letter Agreement.
19. You disclose that it was determined that the Business Combination would be based on an equity value of Desktop Metal of $1.8 billion. Please revise to further explain here or elsewhere how the Trine board determined the $1.8 billion valuation of Desktop Metal.
         Discuss the material projections and other analyses the board considered.
Price Range of Securities and Dividends, page 263

20. We note that the high price for Trine Class A Common Stock increased from approximately $10 per share to $112.60 in the third quarter. Please expand the disclosure to explain this increase.
 Pierre M. Henry
Trine Acquisition Corp.
October 9, 2020
Page 5
Desktop Metal, Inc. Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-49

21. Refer to disclosure in MD&A on page 127 that discusses parts-as-a-service in which you directly manufacture parts for sale to customers, which will enable you to leverage depreciated additive manufacturing systems returned by customers upgrading to a newer generation of systems. Please expand the accounting policy for revenue recognition on pages F-48 and F-49 to include your accounting policy for this service or clarify that you consider these parts-as-a-service to be the manufacture of hardware.
22. Refer to your disclosure in Risk Factors on page 29 that states that you plan to use hardware-as-a-service annual subscription pricing model for certain new products. Please expand your revenue recognition accounting policy to address any differences between these hardware subscriptions and software subscriptions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                           Sincerely,
FirstName LastNamePierre M. Henry
                                                           Division of
Corporation Finance
Comapany NameTrine Acquisition Corp.
                                                           Office of Technology
October 9, 2020 Page 5
cc:       Raphael M. Russo, Esq.
FirstName LastName